Exhibit 99.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

AURORA CANNABIS INC.
(the “Company”)

November 12, 2021

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

In accordance with section 11.3 of NI 51-102 and following the annual general meeting of the holders of common shares (“Shares”) of the Company held on November 12, 2021 (the “Meeting”), we hereby advise of the following voting results as tabulated at the Meeting:

Total Shares issued and outstanding at record date (September 20, 2021):	198,124,988
Total Shares represented at the Meeting in person and by proxy:	60,616,648
Percentage of total Shares represented at the Meeting:	30.6%

1.       Election of Directors

Based on proxies received and votes calculated by ballot during the Meeting, the following individuals were elected as directors of the Company to serve until the next annual shareholders’ meeting or until his or her successor is duly elected or appointed, with the following results:

Name of Nominee	Votes FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
Ron Funk	10,642,852	80.64%	2,555,816	19.36%
Miguel Martin	12,237,085	92.71%	961,584	7.29%
Michael Singer	12,159,429	92.13%	1,039,240	7.87%
Norma Beauchamp	10,661,885	80.78%	2,536,784	19.22%
Margaret Shan Atkins	10,689,801	80.99%	2,508,868	19.01%
Theresa Firestone	12,249,943	92.81%	948,726	7.19%
Adam Szweras	10,527,087	79.76%	2,671,582	20.24%
Lance Friedmann	12,195,930	92.40%	1,002,738	7.60%

2.	Appointment of Auditors

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution appointing KPMG LLP as independent auditors of the Company until the Company’s next annual meeting of shareholders and authorizing the directors to fix the auditor’s remuneration was approved with the following results:

Votes FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
58,628,691	96.72%	1,987,957	3.28%
3.	Advisory Vote on Executive Compensation or “Say-on-Pay”

Based on proxies received and votes calculated by ballot during the Meeting, the adoption of a non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
8,168,332	61.89%	5,030,335	38.11%

4.	Renewal of the Company’s Shareholder Rights Plan

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution confirming and renewing the Company’s Shareholder Rights Plan and its continuation for a three-year period, as described in the Information Circular was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
11,785,842	89.30%	1,412,817	10.7%

Each of the matters set out above is described in greater detail in the Information Circular provided to the Company’s shareholders prior to the Meeting and is available under the Company’s profile at www.sedar.com and www.sec.gov/edgar.